FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated September 20th, 2012, announcing that Dale Ploughman will step down from the position of Chief Executive Officer of the Company and that Stamatis Tsantanis has been appointed as the Chief Executive Officer, to succeed Mr. Ploughman, effective as of October 1, 2012.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES STAMATIS
TSANTANIS WILL SUCCEED DALE PLOUGHMAN AS NEW CHIEF
EXECUTIVE OFFICER

September 20, 2012 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP announced today that Dale Ploughman will step down from the position of the Chief Executive Officer of the Company and Stamatis Tsantanis has been appointed as the Chief Executive Officer, to succeed Mr. Ploughman, effective as of October 1, 2012. Mr. Tsantanis has also been appointed to the Board of Directors. Mr. Ploughman will continue to serve as the Chairman of the Board and as a Director of the Company.

Dale Ploughman, Chairman of the Board and Director commented: "I am proud of our achievements in transforming Seanergy from a blank check company into an established publicly traded dry bulk company. I would like to thank the Board, the management team, and especially my colleagues for all their hard work and support over these challenging years. While I have decided to pursue other endeavors, I will remain as the Company's Chairman and as a Director and assist where I can."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "The Company's Board and management thank Dale for his valuable contribution in steering the Company from inception. In his time at the Company, Dale has been instrumental to our corporate transformation and achievements. We are very pleased that he will continue to help guide the Company as Chairman and Board member. We welcome Stamatis Tsantanis as our new CEO with the belief that his business and financial background, as well as his capital markets experience will be valuable assets to our Company."

Stamatis Tsantanis brings more than 14 years of experience in shipping and finance and held senior management positions in prominent shipping companies. He served as Group Chief Financial Officer of Target Marine S.A. from September 2008, responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of TOP Ships Inc. from its initial public offering and listing on Nasdaq in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with an active role in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 17 dry-bulk carriers (two Capesize, three Panamax, two Supramax, and ten Handysize vessels) with a total carrying capacity of approximately 911,914 dwt and an average fleet age of 13.6 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer

Dated: September 20th, 2012